FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Music on the Move – RIM and Amazon Launch Amazon MP3 for BlackBerry Smartphones	3

Document 1

December 14, 2010

FOR IMMEDIATE RELEASE

Music on the Move – RIM and Amazon Launch Amazon MP3 for BlackBerry Smartphones

New app makes the Amazon MP3 store a seamless multimedia experience on BlackBerry smartphones

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) and Amazon today launched Amazon MP3 for BlackBerry® smartphones in beta in the U.S. The new app gives BlackBerry smartphone users access to Amazon’s entire music catalog of over 14 million songs for easy purchase and download.*

Amazon MP3 for BlackBerry smartphones lets users discover songs, artists and albums, then lets them buy and download tracks from Amazon with just a few clicks. The app also offers delivery options to suit all data plans, so tracks can be downloaded over Wi-Fi® or cellular networks. Users are able to easily share their latest musical finds with their friends by sending comments and links for specific tracks through BBM™ (BlackBerry® Messenger), email, SMS, Twitter and Facebook®.

“Amazon MP3 for BlackBerry smartphones makes it fun and easy to get new music and we’re thrilled to work with Amazon to bring this service to users,” said Alistair Mitchell, Vice President, BBM Platform and Integrated Services. “Users can directly access Amazon MP3’s massive catalogue to easily find, preview and buy music through the BlackBerry media player, and then share their thoughts with their social circle, giving them a uniquely BlackBerry experience that combines communications with multimedia.”

Other key features of Amazon MP3 for BlackBerry smartphones include:

•	Music Discoverability – Browse the Amazon catalog by what’s new, top songs, top albums and genres; choose from over a million albums, and 14 million songs – all competitively priced and DRM free
•	New Music Deals Everyday – Check back daily for a free song of the day and daily album deals
•	Bookmarks – Easily bookmark songs or albums for preview or to download at a later time
•	Gift Cards – Redeem promotional or Amazon gift card codes directly from the app
•	Preview – Listen to a 30-second sample before buying
•	Parental Control – Adjust the explicit content control settings

-more-

Amazon MP3 for BlackBerry smartphones is also integrated with the universal search feature on handsets running the new BlackBerry® 6 operating system. Users can simply start typing the title or artist from the home screen of their BlackBerry smartphone and Amazon MP3 will appear as a search option.

Availability
Amazon MP3 for BlackBerry smartphones is now available in beta for BlackBerry smartphone users in the U.S. on BlackBerry App World™ in the Test Center. For more information please visit www.blackberry.com/amazonmp3.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

*Amazon MP3 on BlackBerry smartphones is available in beta for BlackBerry smartphones in the U.S. running BlackBerry® (OS) 5.0 or higher. A BlackBerry service plan is required. An Amazon account is required to purchase and download music. Wireless charges and roaming charges may apply for cellular network downloads; check with your service provider.

###

RIM Media Contact: Marisa Conway Brodeur Partners (PR Agency for RIM) mconway@brodeur.com 212-336-7509
RIM Investor Contact: RIM Investor Relations investor_relations@rim.com 519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 23, 2010	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer